February 11, 2011

Jan Woo, Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Pub Crawl Holdings, Inc.

Registration Statement on Form S-1

File No. 333-169818

Acceleration Request

Requested Date: February 15, 2011 5:00 pm Eastern Standard Time

Dear Ms. Woo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pub Crawl Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-169818) be declared effective at the “Requested Date” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesies and please contact us at your convenience if you require any additional information.

Very truly yours,

/s/ Peter J Kremer

Peter J. Kremer

Pub Crawl Holdings, Inc.

3930 Ingraham St. #101

San Diego, CA 92109

Tel: 619.508.9000

www.pubcrawlholdingsinc.com